ELDORADO GOLD
CORPORATION

02034194

May 6, 2002

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 15 2002

12g3-2(b)#82-3578

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. Audited Annual Financial Statements 2001
2. News Release – March 6, 2002
3. News Release – March 7, 2002
4. News Release – April 19, 2002
5. Form 53-903.F Material Change Report – March 7, 2002
6. Notice of Meeting & Record Date – Annual General Meeting – March 12, 2002
7. Restated Audited Annual Financial Statement 2001

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

I trust you will find this filing in order.

Yours truly

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

encl.

920 Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Telephone: (604) 687-4018 Fax: (604) 687-4026

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 135c of the Securities Act of 1933

ELDORADO GOLD CORPORATION

CANADIAN BUSINESS CORPORATIONS ACT

920 – 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ... **X** .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with **Rule 12g3-2b: 82-3578**

- *Enclosed are disclosure materials for the month of March & April 2002.*
- *These materials were filed with the appropriate regulatory authorities in Canada.*

SIGNATURES

Pursuant to the requirements of the Rule 135c of the Securities Act of 1933, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

By ______________________________
Earl W. Price
Vice President, Finance

Date: May 6, 2002

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of risk factors and information associated with the Company's business contained in the Company's Prospectus date February 20, 2001 filed with the securities regulatory authorities.

March 6, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange
Industry Canada - CBCA

Dear Sirs:

Re: Eldorado Gold Corporation

We confirm that the Audited Financial Statements for the year ended December 31, 2001 were sent by pre-paid mail on March 6, 2002 to the registered shareholders who appear on the Supplemental Mailing List of Eldorado Gold Corporation.

Yours truly,

ELDORADO GOLD CORPORATION

/Earl W. Price/

Earl W. Price
Vice President, Finance

cc: June Glover, Montreal Trust Company of Canada (w/enclosures)

F:\data\corp\document\forms\CONMAIL0.doc/dhb

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-07
March 6, 2002

2001 FINANCIAL RESULTS
(all figures in United States dollars)

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to provide a report on the financial results of the Company for the year ended December 31, 2001.

Eldorado today reported its financial results for the year 2001, a net loss of $3.9 million or $0.04 cents per common share. This compares with a net profit of $1.1 million or $0.01 cents per common share in 2000. For the year the Company's hedge position provided an average realized gold price of $298 per ounce resulting in a contribution margin, the difference between revenues and total cash cost, of $77 per ounce or $7.9 million. Cash flow from operating activities was $13.0 million ($0.13 per share) compared to $4.6 million ($0.06 per share) in 2000.

Net earnings for the fourth quarter amounted to a loss of $1.1 million ($0.01 per share), compared to a profit of $0.3 million ($0.00 per share) in 2000. The Company's hedge position provided an average realized gold price of $296 per ounce for the fourth quarter resulting in a contribution margin of $97 per ounce or $2.2 million. Cash flow in the fourth quarter from operating activities was $4.0 million ($0.04 per share) compared to $1.7 million ($0.02 per share in 2000).

Operating Performance

Eldorado's total cash cost in 2001 was $221 per ounce, a decrease of $2 per ounce compared to 2000. Production of 102,841 ounces for the year ending December 31, 2001 at a total cash cost of $221 per ounce compares to production of 152,436 ounces at a total cash cost of $223 per ounce in 2000. A significant portion of the reduction in gold production is as a result of the sale of the La Colorada mine in Mexico on November 1, 2000. Production at the La Colorada mine in 2000 was 39,486 ounces.

In the fourth quarter 2001, the Company generated positive cash flow from operations of $4.0 million.

Gold production during the fourth quarter was 23,001 ounces compared to 30,444 ounces in the fourth quarter of 2000. The fourth quarter 2000 results included 3,169 ounces of gold produced at the La Colorada mine.

The total cash cost in the fourth quarter 2001 was $199 per ounce, 18.4% or $45 per ounce lower than the total cash cost in the same quarter of 2000. Total cash cost for the year 2001 was $221 per ounce, 0.9% or $2 per ounce lower than the total cash cost during the year 2000.

In Brazil, at the São Bento mine, gold production in the fourth quarter 2001 was 23,001 ounces (102,841 ounces for 2001) compared to 27,275 ounces in the fourth quarter of 2000 (112,950 ounces for 2000). Total cash costs decreased to $199 per ounce compared with $245 per ounce in the fourth quarter of 2000. For the year 2001 total cash costs were $221 per ounce compared to $201 per ounce in 2000.

During 2001 the São Bento Mine experienced and successfully managed a number of operating difficulties. The principal difficulties in the year related to the electrical energy reduction and the shutdown of the autoclave 2 for major repairs. Effective June 1, 2001 the Brazilian Government mandated a 20% reduction in electrical energy consumption for the country. The Company complied with this mandate by shutting down the BIOX plant. This action resulted in a 15% reduction in gold production with a 20% reduction in power usage. As previously reported, effective March 1, 2002, the Brazilian Government has eliminated all energy restrictions.

Gold Production in the fourth quarter of 2001 was lower than 2000 due to the decreased power availability and the shut down of the autoclave for repairs on December 15, 2001. At the time of the shutdown the Company had received $6.4 million for the repairs from the Company's insurance provider (Brazil Resseguros S.A.).

In 2001, the Company increased its cash by $2.4 million, while reducing total debt by $10.6 million. In 2002 further debt reduction is forecast at $10.3 million. Eldorado intends to continue to reduce debt, so that it can advance its Turkish projects with a strong balance sheet.

Hedge Position

On July 2, 2001, the Company closed out its gold hedging contracts maturing after December 31, 2001. As at December 31, 2001 Eldorado had 8,118 ounces of gold hedged at an average price of $292.

Subsequent events

On February 15, 2002, the company completed a special warrant financing of 59,523,810 special warrants at a price of Cdn$0.42 per special warrant for gross proceeds of Cdn$25,000,000. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. On February 15, 2002 the proceeds of the financing, net of the Underwriters commission and expenses, were released to the Company upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange.

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment to the Amended and Restated Credit Agreement") (the "7th Amendment") with NM Rothschild & Sons Limited ("NM Rothschild"). Pursuant to the 7th Amendment Eldorado agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal to 50% of the net proceeds from the February 15, 2002 special warrant financing. On February 19, 2002 a $7.5 million principal payment was made to NM Rothschild reducing the outstanding debt to $6.4 million.

Outlook

In 2002 Eldorado plans to produce 105,000 ounces of gold at an average cash cost of $185 per ounce. The Company expects to see higher cash flow from operations together with attractive opportunities for further increases in production and continued cost reduction.

The forecast for 2002 assumes that production and cash costs will improve from the fourth quarter of 2001. In January and February 2002 actual production and cash costs have been achieved in accordance with this forecast.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

/Paul N. Wright/

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.
Investor Relations Contact, Paul Wright: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com

Eldorado Gold Corporation
Consolidated Balance Sheets
Expressed in thousands of U.S. dollars

	December 31 2001	December 31 2000
ASSETS		
Current Assets		
Cash and cash equivalents	$ 4,752	$ 2,300
Restricted cash (Note 9)	475	7,053
Accounts receivable	3,747	4,944
Inventories (Note 4)	5,069	4,669
	14,043	18,966
Mine property, plant and equipment (Note 5)	66,495	70,627
Mineral properties and deferred development (Note 5)	30,673	29,442
Investments and advances	122	277
Future income taxes (Note 13)	-	203
Other assets and deferred charges (Note 6)	1,961	1,675
	$ 113,294	$ 121,190
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 11,769	$ 6,553
Current portion of long term debt (Note 9)	6,243	7,331
	18,012	13,884
Provision for reclamation costs	3,467	3,467
Deferred gain (Note 7)	5,621	4,322
Future income taxes (Note 13)	178	193
Convertible debentures (Note 8)	1,870	2,427
Long term debt (Note 9)	9,103	18,006
	38,251	42,299
SHAREHOLDERS' EQUITY		
Share capital (Note 10)	316,406	310,527
Special warrants (Note 10)	-	5,840
Equity portion of convertible debentures (Note 8)	7,280	6,723
Deficit	(248,643)	(244,199)
	75,043	78,891
	$ 113,294	$ 121,190

Nature of operations (Note 1)
Commitments and Contingencies (Note 14)
Subsequent events (Note 9, 10 and 17)

Approved by the Board

/Paul N. Wright/ — Director

/Wayne D. Lenton/ — Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Three months ended December 31 2001	Three months ended December 31 2000	Year ended December 31 2001	Year ended December 31 2000
Revenue				
Gold sales	$ 7,385	$ 10,195	$ 33,523	$ 51,455
Interest and other income	301	1,155	944	1,962
	7,686	11,350	34,467	53,417
Expenses				
Operating costs	4,568	7,428	22,753	34,013
Depletion, depreciation and amortization	2,265	2,301	8,991	11,369
General and administrative	960	996	3,296	3,163
Exploration expense	79	190	508	539
Interest and financing costs	278	876	1,919	3,076
Reclamation	-	104	-	674
Foreign exchange loss (gain)	115	(463)	173	(576)
	8,265	11,432	37,640	52,258
(Loss) profit before the undernoted items	(579)	(82)	(3,173)	1,159
Write down, disposals of investments and advances	(24)	(59)	(24)	(59)
Reorganization costs	(406)	-	(406)	-
Gain on disposals of mine property, plant and equipment	14	-	74	-
Gain on disposition of subsidiary	-	647	-	297
(Loss) profit before income taxes	(995)	506	(3,529)	1,397
Taxes (Note 13)				
Current	(138)	237	(155)	1,019
Future	-	(433)	(203)	(1,310)
Net (loss) income for the period	$ (1,133)	$ 310	$ (3,887)	$ 1,106
Deficit at the beginning of the period	(247,366)	(244,376)	(244,199)	(244,791)
Interest on equity portion of convertible debentures	(144)	(133)	(557)	(514)
Deficit at end of the period	$ (248,643)	$ (244,199)	$ (248,643)	$ (244,199)
Weighted average number of shares outstanding	102,320,772	84,040,314	99,736,407	79,874,211
Basic (Loss) Income per share - U.S.$	$ (0.01)	$ -	$ (0.04)	$ 0.01
Basic (Loss) Income per share - CDN.$	$ (0.01)	$ -	$ (0.06)	$ 0.02

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Three months ended December 31 2001	Three months ended December 31 2000	Year ended December 31 2001	Year ended December 31 2000
Cash flows from operating activities				
Net (loss) income for the period	$ (1,133)	$ 310	$ (3,887)	$ 1,106
Items not affecting cash				
Depletion, depreciation and amortization	2,265	2,301	8,991	11,369
Future income taxes	-	433	203	1,310
Reclamation	-	104	-	674
Write-down, disposals of investments and advances	24	59	24	59
Gain on disposals of mine property, plant and equipment	(14)	-	(74)	-
Gain on disposition of subsidiary	-	(647)	-	(297)
Interest on equity portion of convertible debentures	(144)	(133)	(557)	(514)
Interest and financing costs	1	101	194	101
Amortization of hedging gain	(579)	(863)	(2,791)	(5,167)
Foreign exchange loss	274	196	789	224
	694	1,861	2,892	8,865
Decrease (increase) in accounts receivable	(264)	(963)	1,197	(2,676)
(Increase) decrease in inventories	(50)	426	(400)	384
Increase (decrease) in accounts payable and accrued liabilities	3,652	(86)	5,250	(2,495)
Liquidation of hedges	-	511	4,090	511
	4,032	1,749	13,029	4,589
Cash flow from investing activities				
Mine property, plant and equipment	(933)	(866)	(4,513)	(4,183)
Proceeds from disposals of mine property, plant and equipment	16	-	231	-
Mineral properties and deferred development	(248)	(326)	(1,231)	(1,757)
Investments and advances	25	(72)	61	(11)
Proceeds from disposals of investments and advances	70	-	70	-
Reclamation costs incurred	-	(126)	-	(779)
Restricted cash	(75)	(2,135)	6,578	(3,784)
	(1,145)	(3,525)	1,196	(10,514)
Cash flow from financing activities				
Repayment of long-term debt	(1,571)	(3,115)	(10,660)	(6,514)
Proceeds from disposition of subsidiary	-	303	-	303
Issue of common shares:				
Voting - for cash	5	-	5	5,662
Special warrants	-	5,840	-	5,840
Other assets and deferred charges	(124)	(83)	(295)	(60)
	(1,690)	2,945	(10,950)	5,231
Foreign exchange loss on cash held in foreign currency	(271)	(231)	(823)	(259)
Net Increase (decrease) in cash and cash equivalents	926	938	2,452	(953)
Cash and cash equivalents at beginning of the period	3,826	1,362	2,300	3,253
Cash and cash equivalents at end of the period	$ 4,752	$ 2,300	$ 4,752	$ 2,300
Supplemental cash flow information				
Interest paid	$ 465	$ 966	$ 1,725	$ 3,020

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and was produced in Mexico until the sales of the Mexican subsidiaries. Exploration activities are carried on in Brazil and Turkey.

Management estimates that the Company has sufficient working capital and anticipated cash flow to meet its planned normal operating expenditures and debt repayments for the next fiscal year. The Company has agreed to further reduce its net debt. (Note 17) If the Company can not make such a reduction it may be necessary to amend the credit agreement to access its restricted cash or defer scheduled repayments. The Company has been successful in amending its credit agreement in the past, but there can be no assurance that it will be able to do so in the future.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada.

Foreign currency translation

Eldorado's subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;
Non-monetary assets are translated at historical rates;
Revenue and expense items are translated at the average rate for the year; and
Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments, which on acquisition have a term to maturity of three months or less. The Company limits its exposure to credit loss by placing its cash with creditworthy institutions.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at the lower of average cost and replacement cost.

2. Significant Accounting Policies (continued)

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below.

Mineral properties, capitalized development and stripping costs;

Where the mine operating plan calls for production from well defined ore reserves, the unit of production method is applied. Buildings, machinery, mobile and other equipment are depreciated on a straight-line basis over their useful lives, ranging from 5 to 8 years.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and development property are calculated using estimated future sale prices (considering historical and current prices, price trends and related factors) and operating capital and reclamation costs. If it is determined that the estimated net recoverable amount is less than the carrying value, a write-down to the estimated net recoverable amount is made with a charge to operations.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized. Capitalized amounts are expensed if it is determined that a mineral property is not economic.

Deferred financing charges

Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and are being amortized to operations over the life of such indebtedness.

Environmental reclamation, rehabilitation and mine closure costs

Expenditures related to environmental protection, reclamation and site restorations undertaken during mine operations are expensed as incurred. Costs to be incurred at, or subsequent, to the closing of a mine are estimated and charged against operations over the estimated life of the mine or until it is estimated an adequate provision exists.

2. Significant Accounting Policies (continued)

Revenue recognition

Gold and silver revenues are recorded at the estimated net realizable value of dore sales. Adjustments to these amounts are made after final prices, weights, and assays are determined. Silver revenues are recorded as a cost recovery. Gains and losses realized on financial instruments used to hedge gold price risk are recognized in sales revenue when the related production is sold.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Where the probability of the realization of the future income tax asset is not more likely than not, a valuation allowance is recorded.

The most significant estimates are related to the physical and economic lives of mineral assets and site restoration costs and related obligations.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Share option plan

The Company has a share option plan as described in Note 10. No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Loss (earnings) per share

Loss (earnings) per share is calculated based on the weighted average number of common shares issued and outstanding during the year of 99,736,407 (2000- 79,874,211). The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Expressed in thousands of U.S. dollars except per share amounts.

3. Sale of Mexican Subsidiaries

Effective November 1, 2000 the Company sold its Mexican subsidiaries to Conservación y Señalamiento Vial and Exploraciones Mineras del Desierto S.A. de C.V. The Company received $500 cash and the purchaser forgave $1,459 debt owed by the Company.

Assets and liabilities as at the date of sale are as follows

	2001	2000
Assets		
Total Assets	$ -	$ 7,470
Liabilities		
Total Liabilities	$ -	$ 4,387
Shareholders' equity	$ -	$ 3,083
Consideration received - cash	-	(500)
Deferred gain	-	(2,752)
Witholding tax	-	(128)
(Gain) on disposition of subsidiary	$ -	$ (297)

The financial statements include the results of operations of the subsidiaries for the period January 1, 2000 to October 31, 2000.

4. Inventories

	2001	2000
In process inventory	$ 975	$ 437
Materials and Supplies	4,094	4,232
	$ 5,069	$ 4,669

Expressed in thousands of U.S. dollars except per share amounts.

5. Property, Plant and Equipment

		2001		2000
Mine property, plant and equipment				
São Bento mine	$	104,381	$	100,302
Accumulated depreciation and depletion		(38,254)		(30,247)
	$	66,127	$	70,055
Office furniture and equipment	$	1,838	$	2,087
Accumulated depreciation		(1,470)		(1,515)
	$	368	$	572
Mineral properties and deferred development	$	30,673	$	29,442
	$	97,168	$	100,069

6. Other Assets and Deferred charges

		2001		2000
Deferred financing charges for:				
Convertible Debenture	$	690	$	690
Long term debt		3,077		2,288
Related to debentures converted/ amortization		(512)		(448)
Accumulated amortization		(1,853)		(1,414)
	$	1,402	$	1,116
Cash security deposits		559		559
	$	1,961	$	1,675

7. Deferred Gain

Eldorado recorded a deferred gain of $4,090 in 2001 ($511 in 2000) as a result of liquidating a portion of its hedging position. An amount of $2,791 was recorded to earnings in 2001. The remaining hedging gains of $5,621 will be taken into income over the years for which the hedges were originally established per the table below.

	2002	2003	2004
Deferred Gain	$ 4,143	$ 1,807	$ (329)

Expressed in thousands of U.S. dollars except per share amounts.

8. Convertible Debentures

	2001	2000
Debentures maturing November 1, 2004	$ 9,150	$ 9,150
Equity portion of convertible debentures	7,280	6,723
	$ 1,870	$ 2,427

Debentures maturing November 1, 2004

Under an agency agreement dated November 3, 1994 Eldorado issued $10,000 of special notes at a price of $1 per special note, for cash of $9,500 net of agent's commissions. Each note was subsequently exercised into a $1 principal amount 8.25% convertible unsecured subordinated debenture. Each $1 debenture matures on November 1, 2004 and is convertible at the holders option into 307.69 common shares of Eldorado representing a conversion price of $3.25 per share. Subject to certain restrictions, the debentures are redeemable for cash at par at the option of Eldorado after November 1, 1997. During 2001, no debentures were converted or redeemed.

9. Long Term Debt and Restricted Cash

	2001	2000
Restricted Cash		
Reserve account	$ 475	$ 1,305
Liquidity account	-	2,624
Escrow In-Trust account	-	3,124
	$ 475	$ 7,053
Long term debt		
Corporate loan facility	$ 15,103	$ 24,506
Equipment purchase loan	-	498
Energold Mining Ltd. loan	243	333
	$ 15,346	$ 25,337
Current portion	(6,243)	(7,331)
	$ 9,103	$ 18,006

Commencing on March 31, 1999 the Company, as part of the Amended and Restated Credit Agreement (the "ARCA") with NM Rothschild & Sons Ltd. ("NM Rothschild"), agreed to the establishment of a Reserve account in which the Company agreed to deposit cash quarterly under certain circumstances. The purpose of this account is to serve as a reserve against future payments of principal, interest and other amounts due under the Loan Agreement. As at December 31, 2001 the amount held in the Reserve account was $475 (2000 $1,305).

Effective March 1, 2000, in connection with the equity financing described in Note 10, the Company, as part of a Second Agreement and Amendment to the ARCA, agreed to the establishment of a Liquidity Account in which the Company agreed to deposit cash quarterly under certain circumstances. At June 30, 2001 the amount held in the Liquidity Account was used to reduce the loan balance with NM Rothschild.

Expressed in thousands of U.S. dollars except per share amounts.

9. Long Term Debt and Restricted Cash (continued)

On January 23, 2001 the hedge position was liquidated, $2,000 was paid to NM Rothschild and flat forward contracts at $296.60 per ounce were acquired to hedge 95% of the forecast gold production of the Company from January 2001 to December 2003.

On June 29, 2001, the Company entered into an agreement ("the Sixth Amendment") with NM Rothschild where among other things the June 30, 2001 principal payment of $1,000 was made from the Company's Reserve and Liquidity Accounts (the "Deposit Accounts"). The funds remaining in the Deposit Accounts were used to prepay the principal payment due on September 30, 2001 of $1,500 and the remaining balance applied to the principal payment due on December 31, 2003.

On July 2, 2001, the Company closed out its gold hedging contracts maturing after December 31, 2001, restructured its gold hedging contracts due July 31, 2001 to December 31, 2001 and closed out all Brazilian Real hedging contracts. The net funds from the hedge Contracts liquidation were applied as prepayment of the NM Rothschild loan reducing the Company's debt by $1,200.

As at December 31, 2001, the total debt outstanding is $15,103, which is made up of $13,909 of loan and $1,194 of accrued fees payable at the time of final principal payment. The loan bears interest at LIBOR plus 2.5%, which was 4.5806% at December 31, 2001.

As security for this loan, Eldorado has granted NM Rothschild a general security agreement over the assets of Eldorado as well as claims over the mine assets in Brazil and the exploration and development properties in Turkey.

The re-payment schedule on the NM Rothschild corporate facility is as follows:

	2002	2003	2004
Loan re-payment	$ 6,000	$ 9,103	$ -

Subsequent to year end certain terms of the loan were amended (note 17).

Equipment purchase loan

In September 1996 the Company established an equipment purchase loan of which $498 remained outstanding as at December 31, 2000. This loan was fully repaid during the year 2001.

Energold Mining Ltd.

In November of 1998, Eldorado and Energold entered into an agreement dissolving a joint venture formed in April of 1998. As part of the dissolution of the joint venture, Eldorado agreed to pay Energold $333 in the year 2001. This loan bears interest at a rate equal to the Prime Rate plus one percent per annum.

In November of 2001 the Company paid Energold an amount of $71 (Cdn.$112) as partial cash settlement on the note and amended the promissory note to pay the balance of the note of $243 (Cdn.$388) in May of 2002.

Expressed in thousands of U.S. dollars except per share amounts.

10. Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

2000	Shares Issued	Amount
Shares at beginning of the year	74,128,538	$ 304,865
Shares for exercised stock options	416,776	157
Shares for cash consideration	9,500,000	5,505
Shares returned to Treasury	(5,000)	-
Shares at December 31, 2000	84,040,314	$ 310,527
2001		
Shares at beginning of the year	84,040,314	$ 310,527
Shares for exercised stock options	35,000	5
Shares for cash consideration	18,245,458	5,874
Shares at December 31, 2001	102,320,772	$ 316,406

On January 25, 2000, the Company completed a private placement of 9,500,000 Special Warrants at a price of Cdn$.90 per Special Warrant to raise gross proceeds of Cdn$8,550 (US$5,900). Net proceeds received after payment of expenses related to the offering were $5,505. Each Special Warrant was exercisable without payment of additional consideration for a unit (a "Unit") consisting of one common share of Eldorado and one half of a share purchase warrant (a "Warrant"). Each whole Warrant entitled the holder to acquire an additional common share of Eldorado at a price of Cdn$1.10 per common share until January 24, 2002. As at January 24, 2002 no Warrants were exercised and they expired.

On November 24, 2000 the Company completed a private placement of 18,245,458 Special Warrants at a price of Cdn$.55 per Special Warrant to raise gross proceeds of Cdn$10,035 (US$6,520). Net proceeds received after payment of expenses related to the offering were $5,874. Each Special Warrant was exercised without further payment of additional consideration for a unit (a "Unit) consisting of one common share of Company and one half of a share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to acquire an additional common share of the Company at a price of Cdn$.80 per common share until February 22, 2003.

Share option plan

The Company established a share purchase option plan ("the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the closing price of the common shares of the Company on The Toronto Stock Exchange on the last business day before the date on which the option is granted. Vesting and terms are at the discretion of the Board of Directors.

Expressed in thousands of U.S. dollars except per share amounts.

10. Share Capital (continued)

A summary of the Company's options at December 31, 2001 and 2000 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	Outstanding Options	Weighted Average Exercise Price
2000		
Outstanding options as at January 1, 2000	6,804,310	$ 0.93
Granted	945,000	0.79
Exercised	(416,776)	0.55
Expired/Cancelled	(819,391)	0.83
Outstanding options as at December 31, 2000	6,513,143	$ 0.84
Excercisable options as at December 31, 2000	6,035,146	$ 0.93
2001		
Outstanding options as at January 1, 2001	6,513,143	$ 0.84
Granted	2,349,150	0.30
Exercised	(35,000)	0.24
Expired/Cancelled	(4,347,793)	1.05
Outstanding and exercisable options as at December 31, 2001	4,479,500	$ 0.51

As at December 31, 2001, options to purchase up to 2,680,858 shares remained available to be granted under the Plan. Summaries of the Company's options outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of Exercised Price ($)	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	546,000	0.7	1.12
0.40 to 1.00	605,000	1.9	0.50
0.50 to 1.00	975,000	2.4	0.53
0.70 to 0.90	332,000	3.2	0.84
0.24 to 0.51	2,021,000	4.7	0.28
0.24 to 9.40	4,479,500	3.21	0.51

Expressed in thousands of U.S. dollars except per share amounts.

10. Share Capital (continued)

The following table summarizes information about the warrants outstanding as at December 31, 2001 and 2000.

	Outstanding Warrants	Weighted Average Conversion Price (Cdn$)
Warrants outstanding at January 1, 2000		
Granted January 25, 2000	4,750,000	1.10
Granted November 24, 2000	9,122,729	0.89
Warrants outstanding at December 31, 2000	13,872,729	0.90
Warrants outstanding at January 1, 2001	13,872,729	0.90
Warrants outstanding at December 31, 2001	13,872,729	0.90

Warrants

Conversion Price ($)	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price ($)
0.80 to 1.10	13,872,729	0.77	0.90

Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995. Under the terms of the plan, rights are attached to the common shares and to the 8.25% convertible subordinated unsecured debentures. The rights become marketable and exercisable only upon the occurrence of certain specified events. If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a "permitted bid" which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular. Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder. At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

Expressed in thousands of U.S. dollars except per share amounts.

11. Financial Instruments

Fair value of financial instruments

At December 31, 2001 and 2000, the fair value of cash, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The carrying values and estimated fair values of Eldorado's other financial instruments are as follows:

Carrying and Estimated fair values

		Carrying Amount	Estimated fair value
2001			
Financial Assets			
	Forward Gold Sales contracts	$ -	$ 100
	Investments	122	122
Financial Liabilities			
	Convertible debentures	$ 1,870	$ 1,409
	Long term debt	15,346	15,346
2000			
Financial Assets			
	Forward Gold Sales contracts	$ -	$ 4,300
	Foreign Exchange Purchase Commitments	-	(288)
	Investments	277	277
Financial Liabilities			
	Convertible debentures	$ 2,427	$ 1,739
	Long term debt	25,337	25,337

Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of gold hedge contracts. The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its metal forward contracts is limited to the unrealized gains on outstanding contracts based on current market prices. Eldorado believes it has minimized credit risk by monitoring the financial conditions of its counterparties and dealing with large, creditworthy institutions.

12. Hedging Commitments

Gold hedging

At December 31, 2001, Eldorado's hedging program consists of the following spot deferred gold contracts.

	2002	2003	2004
Forward gold sales contracts (ounces)	8,118	-	-
Average price ($/oz.)	292	-	-
Deferred gain ($/oz.)	40	-	-
Total ($oz.)	332	-	-

Expressed in thousands of U.S. dollars except per share amounts.

12. Hedging Commitments (continued)

The positions held by Eldorado are in the form of spot deferred contracts including 8,118 ounces to be delivered at a rate of 7,500 ounces per month, at a price of $292.

The mark to market value of the Company's hedge position at December 31, 2001 was $100 at a spot price of $278 per ounce using a contango rate of 1.20%

13. Taxes

Details of income tax expense related to operations are as follows:

		2001	2000
Income Taxes			
Recovery (Expense)			
Current			
	Canada	$ 158	$ 1,297
	Foreign	(313)	(278)
Future			
	Canada	(203)	(1,310)
	Foreign	-	
		$ (358)	$ (291)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2001	2000
Statutory Rate	(44.62%)	45.62%
Losses not recognized net of income not subject to tax	19.05	25.70
Gain on disposition of subsidiary not taxable		(9.70)
Temporary differences not recorded		(70.86)
Non-deductible expense and other items	36.48	30.07
Effective income tax rate	10.91%	20.83%

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

2004	2008
$ 2,808	$ 2,944

Expressed in thousands of U.S. dollars except per share amounts.

13. Taxes (continued)

In addition, the Brazilian subsidiaries have losses of $119,070, which can be used to offset taxable income and $99,552 which can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of income in any one year.

No recognition has been given in the accounts to the potential future benefits that may arise on utilization of tax losses.

Future income taxes, as at December 31, 2001, consist of the following temporary differences:

Liabilities	
Tax on undistributed earnings of a subsidiary	$ (178)

Additional temporary differences between the accounting and tax basis of assets and liabilities of $16,165 have not been recognized, as they are unlikely to be realized.

14. Commitments and Contingencies

As at December 31, 2001, Eldorado has the following commitments and contingencies:

Interest on withholding taxes

São Bento Mineraçao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,000.

15. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2001 Eldorado had a single producing mine, São Bento with mining and exploration assets located in South America and Turkey. Hedging revenues have been proportionally allocated to the mines based upon their gold production.

Expressed in thousands of U.S. dollars except per share amounts.

15. Segmented Information (continued)

	Twelve months ended December 31 2001	Twelve months ended December 31 2000
Gold sales		
São Bento Mine	$ 33,523	$ 39,339
La Colorada Mine	-	12,116
	33,523	51,455
Operating costs		
São Bento Mine	22,753	22,656
La Colorada Mine	-	12,031
	22,753	34,687
Depletion, depreciation and amortization		
São Bento Mine	8,415	7,815
La Colorada Mine	-	3,223
	8,415	11,038
Corporate expenses, net of interest and other income	(5,020)	(4,032)
Exploration expense	(508)	(539)
Write down, disposals of investments and advances	(24)	(59)
Reorganization costs	(406)	-
Gain on disposals of mine property, plant and equipment	74	-
Gain on disposition of subsidiary	-	297
(Loss) profit before income taxes	(3,529)	1,397
Taxes		
Current	(155)	1,019
Future	(203)	(1,310)
Net (loss) income for the year	$ (3,887)	$ 1,106

Expressed in thousands of U.S. dollars except per share amounts.

15. Segmented Information (continued)

		2001		2000
Segment assets				
São Bento Mine	$	78,855	$	79,650
Total assets for reportable segments		**78,855**		**79,650**
Mineral properties and deferred development		30,673		29,442
Other		3,766		12,098
	$	**113,294**	**$**	**121,190**
Revenues by geographic area				
North America	$	218	$	12,790
South America		34,236		40,597
Turkey		13		30
	$	**34,467**	**$**	**53,417**
Net Earnings by geographic area				
North America	$	(5,556)	$	(7,956)
South America		1,994		9,191
Turkey		(222)		(152)
Australia		(103)		23
	$	**(3,887)**	**$**	**1,106**
Assets by geographic area				
North America	$	3,324	$	11,308
South America		79,011		79,877
Turkey		30,959		30,004
Australia		-		1
	$	**113,294**	**$**	**121,190**

Expressed in thousands of U.S. dollars except per share amounts.

16. Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2001	2000
Operating activities		
Foregiveness of amounts owed by the company	$ -	$ (1,459)
	$ -	$ (1,459)
Investing activities		
Foregiveness of amounts owed by the company	$ -	$ 1,459
	$ -	$ 1,459
Financing activities		
Long term debt backend fees accrual	$ (494)	$ (405)
Increase in long term debt	494	405
Equity portion of debentures	557	514
Debentures	(557)	(514)
	$ -	$ -

17. Subsequent events

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrants. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange.

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment") with NM Rothschild where among other things, agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal to 50% of the net proceeds of the February 15, 2002 private placement. On February 19, 2002 a $7,470 principal payment was made to NM Rothschild. The Company further agreed to deposit $1,000 in the Company's Reserve Account, make an additional principal payment of $1,039 on March 31, 2002 and entered into a revised principal repayment schedule in which the Company will make monthly payments of $200 beginning on April 30, 2002 to December 31, 2002. The remaining loan balance of $3,400 net of Reserve Account balance is payable in 2003 in monthly installments.

PRODUCTION HIGHLIGHTS

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	**Fourth Quarter 2001**	Fourth Quarter 2000	**2001**	2000
Gold Production							
Ounces	28,086	26,654	25,101	**23,001**	30,444	**102,841**	152,436
Cash Operating Cost ($/oz)	221	238	206	**193**	239	**216**	219
Total Cash Cost ($/oz)[1]	228	243	211	**199**	244	**221**	223
Total Production Cost ($/oz)[2]	311	323	300	**287**	311	**306**	296
Realized Price ($/oz)[3]	302	297	296	**296**	305	**298**	303
São Bento Mine, Brazil							
Ounces	28,086	26,654	25,101	**23,001**	27,275	**102,841**	112,950
Tonnes to Mill	113,855	107,504	101,750	**94,500**	121,865	**417,609**	525,893
Grade (grams / tonne)	9.25	9.36	9.16	**8.67**	9.27	**9.13**	7.95
Cash Operating Cost ($/oz)	221	238	206	**193**	240	**216**	195
Total Cash Cost ($/oz)[1]	228	243	211	**199**	245	**221**	201
Total Production Cost ($/oz)[2]	311	323	300	**287**	310	**306**	270
La Colorada Mine, Mexico[4]							
Ounces					3,169		39,486
Tonnes to Leach Pad					122,294		1,837,973
Grade (grams / tonne)					0.96		0.98
Cash Operating Cost($/oz)					236		287
Total Cash Cost ($/oz)[1]					237		288
Total Production Cost ($/oz)[2]					319		372

1 Cash Operating Costs plus royalties and the cost of off-site administration.
2 Total Cash Cost plus depreciation, amortization and reclamation.
3 Excludes amortization of deferred gain.
4 La Colorada Mine was sold November 1, 2000.

Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations of Eldorado Gold Corporation ("Eldorado" or "the Company") should be read in conjunction with the audited consolidated financial statements and the notes. The Company prepares and files its consolidated financial statements and MD&A in United States dollars ("US$") and in accordance with Canadian generally accepted accounting principles ("GAAP").

Eldorado Gold Corporation is engaged in gold mining and related activities including exploration, extraction, processing and reclamation. Gold, our primary product, is produced in Brazil at the Sao Bento mine. Our exploration activities are carried out in Brazil and Turkey.

Vision

Eldorado's vision is to build a mid-tier gold mining company based on long-lived, low-cost assets in order to enhance shareholder value.

Strategy

Our strategy is to:

- Implement detailed work plans on an asset-by-asset basis to maximize value from our operations and develop our projects in Turkey and Brazil;
- Identify and pursue external opportunities for additional production capacity; and
- Work to ensure that the value of the Company is clearly recognized in the marketplace.

Outlook

Gold production for 2002 is expected to be approximately 105,000 ounces at a cash cost of $185 per ounce. As at December 31, 2001, eight percent of the Company's production was hedged. Eldorado plans to increase its gold hedge position during the year, but will not hedge more than 50 percent of production on an opportunistic basis as prices fluctuate above the $290 per ounce level. A private placement totaling CDN$25.0 million was completed in February 2002. These proceeds will be used to fund the Kisladag Feasibility Study program, drill the Brumal property in Brazil, pay down corporate debt and strengthen our working capital structure.

KEY HIGHLIGHTS

- Completed updated pre-feasibility study on the Kisladag project. As a result, the predicted cost to construct a mine at the site fell from $40.0 million to $29.6 million and an anticipated 32 percent internal rate of return is forecast at a gold price of $275 per ounce.
- Liquidated the Company's gold and currency hedge book in July 2001 to better position Eldorado to take advantage of the strengthening gold price.
- Reduced corporate debt by $10.09 million, excluding fees.
- Reached final agreement with insurers for settlement for the repair of the Sao Bento autoclave.
- Acquired rights to the Brumal property near the Sao Bento Mine.
- Closed a corporate financing in February 2002, issuing 59,523,810 special warrants raising gross proceeds of Cdn$25.0 million.

FINANCIAL PERFORMANCE SUMMARY

Net income for the year was a loss of $3.89 million ($0.04 per share) compared to a profit of $1.10 million ($0.01 per share) in 2000. Cash flow from operations in 2001 was $13.03 million ($0.13 per share) compared to $4.59 million ($0.06 per share) in 2000.

Eldorado ended the year with total cash of $5.23 million, of which $0.48 million is restricted. This compares to total cash of $9.35 million in 2000, of which $7.05 million was restricted.

The decrease in net income for 2001 occurred as a result of lower gold production and increased production costs. Lower gold production (102,841 ounces in 2001 compared to 152,436 in 2000) resulted from reduced electrical power availability in Brazil due to the energy-rationing program announced by the Brazilian government in May 2001. The mandated 20 percent electrical power reduction from June 1, 2001 onward accounted for approximately 10,000 ounces of the shortfall. The sale of the La Colorada mine in November 2000 also reduced production volumes for 2001. The La Colorada mine accounted for 39,486 ounces of gold production in 2000.

Gold Statistics

	2001	2000	1999
Revenues ($ millions)	$ 33.5	$ 51.5	$ 60.5
Mine operating earnings ($ millions)	$ 1.8	$ 5.4	$ 8.7
Production (ounces of gold)	102,841	152,436	192,133
Production cost ($ per ounce)			
Total cash cost	$ 221	$ 223	$ 199
Total production cost	$ 306	$ 296	$ 267
Average price realized ($ per ounce)	$ 298	$ 303	$ 304
Average spot price ($ per ounce)	$ 271	$ 279	$ 279

PRODUCTION

In 2001, Eldorado had production from a single mining operation, the Sao Bento mine in Brazil. To improve the Company's cost of production profile, Eldorado sold the La Colorada mine in Mexico in November 2000.

Production Highlights (All amounts in U.S. Dollars)

	2001	2000	1999
Gold production			
Ounces	102,841	152,436	192,133
Cash operating cost ($/oz)	216	219	194
Total cash cost ($/oz)	221	223	199
Total production cost ($/oz)	306	296	267
Realized price	298	303	304
Sao Bento Mine, Brazil			
Ounces	102,841	112,950	126,581
Ore tonnes	417,609	525,893	540,014
Grade (grams/tonne)	9.13	7.95	8.18
Cash operating cost ($/oz)	216	195	184
Total cash cost ($/oz)	221	201	189
Total production cost ($/oz)	306	270	251
La Colorada Mine, Mexico			
Ounces		39,486	65,552
Ore tonnes		1,837,973	2,488,567
Grade (grams/tonne)		0.98	1.05
Cash operating cost ($/oz)		287	214
Total cash cost ($/oz)		288	218
Total production cost ($/oz)		372	300

Gold Production Costs per Ounce

Cash and total production costs per ounce of gold are presented above, in accordance with the Gold Institute Standard, for the years ended December 31, 2001, 2000 and 1999. Consolidated cash and total production costs per ounce for gold mine operations have been derived from amounts included in sales revenues, cost of sales, and depreciation and depletion in the Consolidated Statements of Earnings.

Sao Bento Mine, Brazil

Average total cash costs for the Sao Bento operations in 2001 were $221 per ounce compared to $201 per ounce in 2000, and total production costs were $306 per ounce compared to $270 per ounce in 2000. Increased ore grade at the São Bento mine was offset by losses on currency hedging contracts in 2001. The losses on currency hedging contracts accounted for $25 per ounce of the difference between 2001 and 2000 total cash costs. All currency hedging contracts were collapsed in July of 2001 and we have not entered into any new Brazilian Real currency contracts.

	2001	2000	1999
Direct mining costs	$ 190	$ 205	$ 171
Currency hedging	25	(16)	6
Inventory change	(5)	2	3
Refining & selling costs	5	4	4
Other costs	2	1	1
By-product credits	(1)	(1)	(1)
Cash operating cost per ounce	$ 216	$ 195	$ 184
Royalties & production taxes	5	6	5
Total cash costs per ounce	$ 221	$ 201	$ 189
Depreciation/depletion	85	69	58
Exchange (gain)/loss	-	-	4
Total production costs per ounce	$ 306	$ 270	$ 251

On May 25, 2001, the Brazilian government issued a decree reducing the allowable usage of electric energy. Effective June 2001, the Sao Bento mine was subject to electrical power rationing allowing only 80 percent of the mine's normal usage. The constraint remained in effect for the remainder of 2001. In February 2002, the Brazilian government announced that all power restrictions would be eliminated effective March 1, 2002.

The Company met the power reduction requirement by shutting down its BIOX processing plant. Closing the BIOX plant reduced power consumption by the required 20 percent and reduced gold production by 15 percent for the remaining seven months of 2001.

In September 2001, Sao Bento settled with Brazil Resseguros S.A. for the repair of the mine's #2 autoclave. The agreement provided for the total costs of repairing the autoclave and includes full business interruption coverage during the repair period. Eldorado received two payments totaling $6.4 million in the 4th quarter of 2001 for the repairs. Repairs began in December 2001 and are scheduled for completion on March 18, 2002. The Company also received its initial business interruption payment of $1.4 million in February 2002 covering the period of December 15, 2001 to February 1, 2002.

La Colorada Mine, Mexico

Eldorado chose to sell the mine and its shareholding in Exploraciones Eldorado (operator of the La Colorada mine), Prospectores Minerales de Mexico (the exploration company) and Servicios Administrativos Exploraciones (which provided the mine's workforce) effective November 1, 2000. As part of the sale to the Conservation y Senalmiento Vial and Exploraciones Mineras del Desierto, Eldorado received $0.50 million in cash and the forgiveness of $1.46 million of debt owing to the purchaser. With this sale, Eldorado has divested all of its assets in Mexico.

EXPLORATION AND DEVELOPMENT PROPERTIES

The Company signed a Letter of Agreement on November 28, 2001 for an option to acquire the Brumal property located 5 kilometers from the Sao Bento mine. Under the terms of the agreement, Sao Bento will be granted an option to purchase the Brumal property in its entirety following expenditure of US$1.5 million in a staged work program completed over two-and-a-half years.

Purchase of the property will occur upon successful completion of the $1.5 million work program through the payment of $5.0 million in four installments commencing at the time of exercising the option to purchase and with final payment coinciding with the second anniversary of commercial production. Gold production processed at the Sao Bento mine from the Brumal property in excess of 500,000 ounces will be subject to a Net Smelter Royalty paid to Companhia Vale do RioDoce ("CVRD") according to a graduated scale ranging from one percent at a gold price of less than $300 per ounce to a maximum of four percent at a gold price greater than $400 per ounce.

The Company plans to execute a first phase drill program beginning in March 2002 designed to confirm the continuity of mineralization associated with previously drill-tested zones. Follow-up drilling will be directed towards further extending (laterally and at depth) known mineralization and completing in-fill drilling necessary for resource estimation. Eldorado's initial objective is to validate the target resource necessary to make a production decision based on a shallow reserve accessible by a decline from surface. The Company currently estimates an initial target of 250,000 to 500,000 ounces.

In May 2001 and in association with Kilborn Engineering Pacific, Eldorado completed a pre-feasibility study addendum for the Kisladag project. The Addendum principally reflects the effect of the following four factors on the operating and capital costs of the project:

1. Devaluation of the Turkish Lire
2. Reduction in power and fuel costs
3. Application of used crushing equipment
4. Contract Mining

Based on a $275 realized gold price, the Phase I Project produces an internal rate of return, after taxes and royalties, of 32 percent on a 100 percent equity basis and a net present value of $36.3 million at a discount rate of 8%. The Addendum confirms that the economics of the Kisladag project are more sensitive to changes in metal prices and less sensitive to similar percentage changes in capital and operating costs.

Eldorado will be advancing the project through 2002 with the objective of completing a bankable feasibility study early in 2003. In addition, the Company is completing an Environmental Impact Assessment as the next step in the permitting process.

Eldorado seeks to manage its exposure through currency and commodity hedging, and by maintaining appropriate liquidity and a prudent level of debt. Eldorado also manages risks through geographic diversification and operates through a decentralized organizational structure whereby regional management addresses local and regional issues.

Environmental laws and regulations are continually evolving in all regions in which Eldorado conducts its activities. The Company is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. As mining operations continue to update and clarify their closure plans, and environmental protection laws and administrative policies are changed, Eldorado will revise the estimate of its total obligations.

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-08
March 7, 2002

ELDORADO UPDATE

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to provide an update on the Company's present condition and plans for 2002.

Financial

Following the completion of the Company's recently announced private placement, the proceeds, net of commission, in the amount of CDN$23.5 million were released to the Company on February 15, 2002. Subsequently, the Company reduced its debt by US$7.5 million and as of March 31, 2002 plans a further reduction to a level of US$5.4 million. The estimated total cash balance at March 31, 2002 will be US$10.2 million.

We have now successfully achieved our previously stated principal objective of strengthening the Company's balance sheet in a manner beneficial to all stakeholders and we are actively developing Eldorado's superior assets in Brazil and Turkey.

São Bento

The recent elimination of energy restrictions in Brazil provides additional confidence in the Company's plan in 2002 to produce 105,000 ounces of gold at cash costs of US$185 per ounce. The repair of the Company's #2 Autoclave remains on schedule and is expected to be back in operation on March 18, 2002. The full cost of the repair, including business interruption coverage, has been recovered through payments from the Company's insurance provider.

Mining operations year to date are proceeding according to plan with mine grades averaging in excess of 9.0 g/t gold. Reduced plant throughput resulting from the #2 Autoclave repair has resulted in a 30,000 ton stockpile of ore on surface, to be processed during the balance of 2002.

Exploration and development drilling totalling 9,600 meters through 2002 is ongoing with two diamond drills operating on the mine's 23rd level. The program is designed to both extend and upgrade resources down to the mine's 30th level elevation (Figure 1).

The Company intends, following finalizing its agreement with Anglogold, to execute a 7,200 meter drill program below the 30th level elevation. The program is designed to confirm the

continuity of the São Bento ore body within the extended Banded Iron Formation ("BIF") to a depth up to 250 meters below the mine's 30th level elevation.

Brumal Project

With the ratification of the Option Agreement between the Company and Companhia Vale do Rio Doce ("CVRD") scheduled for mid March we are ready to commence our first work program on the Brumal property.

Drilling will commence in March with an initial 2,000 meter diamond drill program consisting of 6 holes designed to confirm and extend the previously identified mineralization within the BIF (Figure 2).

Drilling to date has located the mineralized horizon within the BIF, which has been demonstrated to depths of 500 meters below the surface. The deepest drill hole on the property intersected 13.3 g/t gold over a true width of 3.6 meters, at a depth of 475 meters from the surface. Three ore horizons similar to São Bento have been recognized close to the upper and lower contacts of the main iron formation. We believe the strong similarities between the BIF structure and composition at Brumal and São Bento indicate a potential to host mineralized structures of similar grades to São Bento.

Our initial objective is to validate the target resource necessary to make a production decision based on a shallow reserve accessible by a decline from surface; the present estimation of an initial target is 250,000-500,000 ounces.

The close proximity (within 5 km) of the Brumal Project to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at São Bento which is ideally suited for treating Brumal ore.

Kisladag

A 3,400 meter deep drill program at the Kisladag Project (Figure 3) commenced this week. This program is designed to test the northern and southern flanks of the porphyry system and investigate higher-grade sulphide zones at depth with the objective to test the validity of a target in excess of the presently defined 6.7 million ounce resource. The program consists of 8 diamond core holes with planned depths up to a maximum of 450 meters. Results from the drilling will be incorporated in an updated resource estimate in May 2002. This work is part of the intensive work program intended to bring the Kisladag project to full feasibility in the first quarter 2003.

In addition, approximately 4,000 meters of reverse circulation drilling is planned for completion in the 3rd Quarter 2002 and is designed as further infill drilling for the Kisladag Feasibility Study. Concurrent with the drilling program, further metallurgical testwork and the Environmental Impact Study are proceeding.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we are focusing on the continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our

international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

/Paul N. Wright/

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.

Investor Relations Contact, Paul Wright: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-09
April 19, 2002

ELDORADO GOLD CORPORATION RESTATES AUDITED FINANCIAL STATEMENTS
("US$")

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), announced that the Company, will restate its 2000 and 2001 financial statements following a review by the Company and its auditors, PricewaterhouseCoopers LLP, Vancouver, of the terms of its US$10 million convertible debentures issued in 1994, $9.15 million debentures of which remain outstanding. The Company has determined that, on implementation of the guideline on Financial Instruments at December 31, 1996, the debentures should have been accounted for as a debt instrument.

The debt and equity components of the debenture have been adjusted and such adjustments have necessitated changes to the Company's Balance Sheets, Statements of Operations and Deficit and Statements of Cash Flows and restatement of the Company's 2000 and 2001 financial statements. More particularly, the adjustments have resulted in a US$4.623 million net loss in 2001 rather than a US$3.887 million net loss as previously reported, being a US$0.05 loss per share rather than a US$0.04 loss per share and a US$0.433 million net income in 2000 rather than a US$1.106 million net income as previously reported with no change to the income per share.

Paul Wright noted that "the Company and its auditors are very aware of the concern that all stakeholders have regarding the restatement of financial information in today's business climate. While this restatement is unfortunate we, at Eldorado, are committed to accurate and correct financial reporting. To our stakeholders this change has no impact on our cash position, revenue generation capacity or our relationship with our secured creditor".

The restatement of the Company's Financial Statements necessitates the filing of an amended Preliminary Prospectus in replacement for the Preliminary Prospectus filed March 25, 2002. The Amended Preliminary Prospectus will be filed on or about April 22, 2002 pertaining to the distribution of common shares of the Company issuable upon the exercise of outstanding Special Warrants. The Final Prospectus to be filed by May 15, 2002. The said common shares and Special Warrants will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements.

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31 2001 Restated (Note 8)	Year ended December 31 2000 Restated (Note 8)
Revenue		
Gold sales	$ 33,523	$ 51,455
Interest and other income	944	1,962
	34,467	53,417
Expenses		
Operating costs	22,753	34,013
Depletion, depreciation and amortization	8,991	11,369
General and administrative	3,296	3,163
Exploration expense	508	539
Interest and financing costs	2,655	3,749
Reclamation	-	674
Foreign exchange loss (gain)	173	(576)
	38,376	52,931
(Loss) profit before the undernoted items	(3,909)	486
Write down, disposals of investments and advances	(24)	(59)
Reorganization costs	(406)	-
Gain on disposals of mine property, plant and equipment	74	-
Gain on disposition of subsidiary	-	297
(Loss) profit before income taxes	(4,265)	724
Taxes (Note 13)		
Current	(155)	1,019
Future	(203)	(1,310)
Net (loss) income for the year	$ (4,623)	$ 433
Deficit at the beginning of the year:		
As previously reported	-	(244,791)
Change in convertible debentures (Note 8)	-	(394)
As restated	$ (244,752)	$ (245,185)
Deficit at the end of the year	$ (249,375)	$ (244,752)
Weighted average number of shares outstanding	99,736,407	79,874,211
Basic (Loss) Income per share - U.S.$	$ (0.05)	$ 0.01
Basic (Loss) Income per share - CDN.$	$ (0.08)	$ 0.02

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
Expressed in thousands of U.S. dollars

	Year ended December 31 2001 Restated (Note 8)	Year ended December 31 2000 Restated (Note 8)
Cash flows from operating activities		
Net (loss) income for the year	$ (4,623)	$ 433
Items not affecting cash		
Depletion, depreciation and amortization	8,991	11,369
Future income taxes	203	1,310
Reclamation	-	674
Write-down, disposals of investments and advances	24	59
Gain on disposals of mine property, plant and equipment	(74)	-
Gain on disposition of subsidiary	-	(297)
Interest and financing costs	373	260
Amortization of hedging gain	(2,791)	(5,167)
Foreign exchange loss	789	224
	2,892	8,865
Decrease (increase) in accounts receivable	1,197	(2,676)
(Increase) decrease in inventories	(400)	384
Increase (decrease) in accounts payable and accrued liabilities	5,250	(2,495)
Liquidation of hedges	4,090	511
	13,029	4,589
Cash flow from investing activities		
Mine property, plant and equipment	(4,513)	(4,183)
Proceeds from disposals of mine property, plant and equipment	231	-
Mineral properties and deferred development	(1,231)	(1,757)
Investments and advances	61	(11)
Proceeds from disposals of investments and advances	70	-
Reclamation costs incurred	-	(779)
Restricted cash	6,578	(3,784)
	1,196	(10,514)
Cash flow from financing activities		
Repayment of long-term debt	(10,660)	(6,514)
Proceeds from disposition of subsidiary	-	303
Issue of common shares:		
Voting - for cash	5	5,662
Special warrants	-	5,840
Other assets and deferred charges	(295)	(60)
	(10,950)	5,231
Foreign exchange loss on cash held in foreign currency	(823)	(259)
Net Increase (decrease) in cash and cash equivalents	2,452	(953)
Cash and cash equivalents at beginning of the year	2,300	3,253
Cash and cash equivalents at end of the year	$ 4,752	$ 2,300
Supplemental cash flow information		
Interest paid	$ 1,725	$ 3,020

1. Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil and was produced in Mexico until the sales of the Mexican subsidiaries. Exploration activities are carried on in Brazil and Turkey.

Management estimates that the Company has sufficient working capital and anticipated cash flow to meet its planned normal operating expenditures and debt repayments for the next fiscal year. The Company has agreed to further reduce its net debt. (Note 17) If the Company can not make such a reduction it may be necessary to amend the credit agreement to access its restricted cash or defer scheduled repayments. The Company has been successful in amending its credit agreement in the past, but there can be no assurance that it will be able to do so in the future.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2. Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada.

Foreign currency translation

Eldorado's subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;
Non-monetary assets are translated at historical rates;
Revenue and expense items are translated at the average rate for the year; and
Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments, which on acquisition have a term to maturity of three months or less. The Company limits its exposure to credit loss by placing its cash with creditworthy institutions.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at the lower of average cost and replacement cost.

2. Significant Accounting Policies (continued)

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below.

Mineral properties, capitalized development and stripping costs;

Where the mine operating plan calls for production from well defined ore reserves, the unit of production method is applied. Buildings, machinery, mobile and other equipment are depreciated on a straight-line basis over their useful lives, ranging from 5 to 8 years.

Annually, reviews are undertaken to evaluate the carrying values of operating mines and development properties. Estimated undiscounted future net cash flows from each mine and development property are calculated using estimated future sale prices (considering historical and current prices, price trends and related factors) and operating capital and reclamation costs. If it is determined that the estimated net recoverable amount is less than the carrying value, a write-down to the estimated net recoverable amount is made with a charge to operations.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized. Capitalized amounts are expensed if it is determined that a mineral property is not economic.

Deferred financing charges

Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and are being amortized to operations over the life of such indebtedness.

Environmental reclamation, rehabilitation and mine closure costs

Expenditures related to environmental protection, reclamation and site restorations undertaken during mine operations are expensed as incurred. Costs to be incurred at, or subsequent, to the closing of a mine are estimated and charged against operations over the estimated life of the mine or until it is estimated an adequate provision exists.

2. Significant Accounting Policies (continued)

Revenue recognition

Gold and silver revenues are recorded at the estimated net realizable value of dore sales. Adjustments to these amounts are made after final prices, weights, and assays are determined. Silver revenues are recorded as a cost recovery. Gains and losses realized on financial instruments used to hedge gold price risk are recognized in sales revenue when the related production is sold.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Where the probability of the realization of the future income tax asset is not more likely than not, a valuation allowance is recorded.

The most significant estimates are related to the physical and economic lives of mineral assets and site restoration costs and related obligations.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Share option plan

The Company has a share option plan as described in Note 10. No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Loss (earnings) per share

Loss (earnings) per share is calculated based on the weighted average number of common shares issued and outstanding during the year of 99,736,407 (2000-79,874,211). The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, CICA 3500, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Expressed in Thousands of U.S. dollars except per share amounts

3. Sale of Mexican Subsidiaries

Effective November 1, 2000 the Company sold its Mexican subsidiaries to Conservación y Señalamiento Vial and Exploraciones Mineras del Desierto S.A. de C.V. The Company received $500 cash and the purchaser forgave $1,459 debt owed by the Company.

Assets and liabilities as at the date of sale are as follows

Assets	**2001**	**2000**
Total Assets	$ -	$ 7,470
Liabilities		
Total Liabilities	$ -	$ 4,387
Shareholders' equity	$ -	$ 3,083
Consideration received - cash	-	(500)
Deferred gain	-	(2,752)
Witholding tax	-	(128)
(Gain) on disposition of subsidiary	$ -	$ (297)

The financial statements include the results of operations of the subsidiaries for the period January 1, 2000 to October 31, 2000.

4. Inventories

	2001	**2000**
In process inventory	$ 975	$ 437
Materials and Supplies	4,094	4,232
	$ 5,069	$ 4,669

Expressed in Thousands of U.S. dollars except per share amounts

5. Property, Plant and Equipment

		2001		2000
Mine property, plant and equipment				
São Bento mine	$	104,381	$	100,302
Accumulated depreciation and depletion		(38,254)		(30,247)
	$	66,127	$	70,055
Office furniture and equipment	$	1,838	$	2,087
Accumulated depreciation		(1,470)		(1,515)
	$	368	$	572
Mineral properties and deferred development	$	30,673	$	29,442
	$	97,168	$	100,069

6. Other Assets and Deferred charges

		2001		2000
Deferred financing charges for:				
Convertible Debenture	$	690	$	690
Long term debt		3,077		2,288
Related to debentures converted/ amortization		(512)		(448)
Accumulated amortization		(1,853)		(1,414)
	$	1,402	$	1,116
Cash security deposits		559		559
	$	1,961	$	1,675

7. Deferred Gain

Eldorado recorded a deferred gain of $4,090 in 2001 ($511 in 2000) as a result of liquidating a portion of its hedging position. An amount of $2,791 was recorded to earnings in 2001. The remaining hedging gains of $5,621 will be taken into income over the years for which the hedges were originally established per the table below.

	2002	2003	2004
Deferred Gain	$ 4,143	$ 1,807	$ (329)

Expressed in Thousands of U.S. dollars except per share amounts

8. Convertible Debentures

	2001	2000
Debentures	$ 8,482	$ 8,303
Equity portion of convertible debentures	1,400	1,400

Debentures maturing November 1, 2004

Under an agency agreement dated November 3, 1994 Eldorado issued $10,000 of special notes at a price of $1 per special note, for cash of $9,500 net of agent's commissions. Each note was subsequently exercised into a $1 principal amount 8.25% convertible unsecured subordinated debenture. As at December 31, 2001 and 2000 $9,150 face value of debentures was outstanding. Each $1 debenture matures on November 1, 2004 and is convertible at the holders option into 307.69 common shares of Eldorado representing a conversion price of $3.25 per share. Subject to certain restrictions, the debentures are redeemable for cash at par at the option of Eldorado after November 1, 1997. During 2001, no debentures were converted or redeemed.

Change in accounting method

Subsequent to the initial release of the financial statements as at December 31, 2001, the Company has reviewed the terms of its convertible debentures and determined that the instrument should have been accounted for, on implementation of the guideline on Financial Instruments at December 31,1996, as a debt instrument, at it's present value, with an amount recorded in equity to reflect the estimated fair value of the conversion feature. The debt will be accreted to its face value over the term of the debentures. Accordingly, the Company has corrected its financial statements retroactively and prior periods presented have been restated. The effect on the components of the consolidated financial statements was as follows:

		2001		2000
Liability portion of convertible debentures before change	$	1,870	$	2,427
Change		6,612		5,876
Liability portion of convertible debentures after change	$	8,482	$	8,303
Equity portion of convertible debentures before change	$	7,280	$	6,723
Change		5,880		(5,323)
Equity portion of convertible debentures after change	$	1,400	$	1,400
Net (loss) income for the year before change	$	(3,887)	$	1,106
Change		(736)		(673)
Net (loss) income for the year after change	$	(4,623)	$	433
(Loss) income per share before change	$	(0.04)	$	0.01
(Loss) income per share after change	$	(0.05)	$	0.01

Expressed in Thousands of U.S. dollars except per share amounts

9. Long Term Debt and Restricted Cash

	2001	2000
Restricted Cash		
Reserve account	$ 475	$ 1,305
Liquidity account	-	2,624
Escrow In-Trust account	-	3,124
	$ 475	$ 7,053
Long term debt		
Corporate loan facility	$ 15,103	$ 24,506
Equipment purchase loan	-	498
Energold Mining Ltd. loan	243	333
	$ 15,346	$ 25,337
Current portion	(6,243)	(7,331)
	$ 9,103	$ 18,006

Commencing on March 31, 1999 the Company, as part of the Amended and Restated Credit Agreement (the "ARCA") with NM Rothschild & Sons Ltd. ("NM Rothschild"), agreed to the establishment of a Reserve account in which the Company agreed to deposit cash quarterly under certain circumstances. The purpose of this account is to serve as a reserve against future payments of principal, interest and other amounts due under the Loan Agreement. As at December 31, 2001 the amount held in the Reserve account was $475 (2000 $1,305).

Effective March 1, 2000, in connection with the equity financing described in Note 10, the Company, as part of a Second Agreement and Amendment to the ARCA, agreed to the establishment of a Liquidity Account in which the Company agreed to deposit cash quarterly under certain circumstances. At June 30, 2001 the amount held in the Liquidity Account was used to reduce the loan balance with NM Rothschild.

On January 23, 2001 the hedge position was liquidated, $2,000 was paid to NM Rothschild and flat forward contracts at $296.60 per ounce were acquired to hedge 95% of the forecast gold production of the Company from January 2001 to December 2003.

On June 29, 2001, the Company entered into an agreement ("the Sixth Amendment") with NM Rothschild where among other things the June 30, 2001 principal payment of $1,000 was made from the Company's Reserve and Liquidity Accounts (the "Deposit Accounts"). The funds remaining in the Deposit Accounts were used to prepay the principal payment due on September 30, 2001 of $1,500 and the remaining balance applied to the principal payment due on December 31, 2003.

On July 2, 2001, the Company closed out its gold hedging contracts maturing after December 31, 2001, restructured its gold hedging contracts due July 31, 2001 to December 31, 2001 and closed out all Brazilian Real hedging contracts. The net funds from the hedge Contracts liquidation were applied as prepayment of the NM Rothschild loan reducing the Company's debt by $1,200.

As at December 31, 2001, the total debt outstanding is $15,103, which is made up of $13,909 of loan and $1,194 of accrued fees payable at the time of final principal payment. The loan bears interest at LIBOR plus 2.5%, which was 4.5806% at December 31, 2001.

Expressed in Thousands of U.S. dollars except per share amounts

9. Long Term Debt and Restricted Cash (continued)

As security for this loan, Eldorado has granted NM Rothschild a general security agreement over the assets of Eldorado as well as claims over the mine assets in Brazil and the exploration and development properties in Turkey.

The re-payment schedule on the NM Rothschild corporate facility is as follows:

	2002	2003	2004
Loan re-payment	$ 6,000	$ 9,103	$ -

Subsequent to year end certain terms of the loan were amended (note 17).

Equipment purchase loan

In September 1996 the Company established an equipment purchase loan of which $498 remained outstanding as at December 31, 2000. This loan was fully repaid during the year 2001.

Energold Mining Ltd.

In November of 1998, Eldorado and Energold entered into an agreement dissolving a joint venture formed in April of 1998. As part of the dissolution of the joint venture, Eldorado agreed to pay Energold $333 in the year 2001. This loan bears interest at a rate equal to the Prime Rate plus one percent per annum.

In November of 2001 the Company paid Energold an amount of $71 (Cdn.$112) as partial cash settlement on the note and amended the promissory note to pay the balance of the note of $243 (Cdn.$388) in May of 2002.

10. Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

2000	Shares Issued	Amount
Shares at beginning of the year	74,128,538	$ 304,865
Shares for exercised stock options	416,776	157
Shares for cash consideration	9,500,000	5,505
Shares returned to Treasury	(5,000)	-
Shares at December 31, 2000	84,040,314	$ 310,527
2001		
Shares at beginning of the year	84,040,314	$ 310,527
Shares for exercised stock options	35,000	5
Shares for cash consideration	18,245,458	5,874
Shares at December 31, 2001	102,320,772	$ 316,406

Expressed in Thousands of U.S. dollars except per share amounts

10. Share Capital (continued)

On January 25, 2000, the Company completed a private placement of 9,500,000 Special Warrants at a price of Cdn$.90 per Special Warrant to raise gross proceeds of Cdn$8,550 (US$5,900). Net proceeds received after payment of expenses related to the offering were $5,505. Each Special Warrant was exercisable without payment of additional consideration for a unit (a "Unit") consisting of one common share of Eldorado and one half of a share purchase warrant (a "Warrant"). Each whole Warrant entitled the holder to acquire an additional common share of Eldorado at a price of Cdn$1.10 per common share until January 24, 2002. As at January 24, 2002 no Warrants were exercised and they expired.

On November 24, 2000 the Company completed a private placement of 18,245,458 Special Warrants at a price of Cdn$.55 per Special Warrant to raise gross proceeds of Cdn$10,035 (US$6,520). Net proceeds received after payment of expenses related to the offering were $5,874. Each Special Warrant was exercised without further payment of additional consideration for a unit (a "Unit) consisting of one common share of Company and one half of a share purchase warrant (a "Warrant"). Each whole Warrant entitles the holder to acquire an additional common share of the Company at a price of Cdn$.80 per common share until February 22, 2003.

Share option plan

The Company established a share purchase option plan ("the Plan") in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administers the Plan, whereby it may from time to time grant up to a total of 10,200,000 options to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the closing price of the common shares of the Company on The Toronto Stock Exchange on the last business day before the date on which the option is granted. Vesting and terms are at the discretion of the Board of Directors.

A summary of the Company's options at December 31, 2001 and 2000 and the changes for the years ending on those dates is presented below:

Options (Cdn$)	**Outstanding Options**	**Weighted Average Exercise Price**
2000		
Outstanding options as at January 1, 2000	6,804,310	$ 0.93
Granted	945,000	0.79
Exercised	(416,776)	0.55
Expired/Cancelled	(819,391)	0.83
Outstanding options as at December 31, 2000	6,513,143	$ 0.84
Excercisable options as at December 31, 2000	6,035,146	$ 0.93
2001		
Outstanding options as at January 1, 2001	6,513,143	$ 0.84
Granted	2,349,150	0.30
Exercised	(35,000)	0.24
Expired/Cancelled	(4,347,793)	1.05
Outstanding and exercisable options as at December 31, 2001	4,479,500	$ 0.51

Expressed in Thousands of U.S. dollars except per share amounts

10. Share Capital (continued)

As at December 31, 2001, options to purchase up to 2,680,858 shares remained available to be granted under the Plan. Summaries of the Company's options outstanding, exercise prices and expiry dates are presented below.

Stock Options (Cdn$)

Range of Exercised Price ($)	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)
0.80 to 9.40	546,000	0.7	1.12
0.40 to 1.00	605,000	1.9	0.50
0.50 to 1.00	975,000	2.4	0.53
0.70 to 0.90	332,000	3.2	0.84
0.24 to 0.51	2,021,000	4.7	0.28
0.24 to 9.40	4,479,500	3.21	0.51

The following table summarizes information about the warrants outstanding as at December 31, 2001 and 2000.

	Outstanding Warrants	Weighted Average Conversion Price (Cdn$)
Warrants outstanding at January 1, 2000		
Granted January 25, 2000	4,750,000	1.10
Granted November 24, 2000	9,122,729	0.89
Warrants outstanding at December 31, 2000	13,872,729	0.90
Warrants outstanding at January 1, 2001	13,872,729	0.90
Warrants outstanding at December 31, 2001	13,872,729	0.90

Warrants

Conversion Price ($)	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life (years)	Weighted Average Conversion Price ($)
0.80 to 1.10	13,872,729	0.77	0.90

Expressed in Thousands of U.S. dollars except per share amounts

10. Share Capital (continued)

Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995. Under the terms of the plan, rights are attached to the common shares and to the 8.25% convertible subordinated unsecured debentures. The rights become marketable and exercisable only upon the occurrence of certain specified events. If a person or group acting in concert acquires or announces its intention to acquire 20% or more
of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a "permitted bid" which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular. Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder. At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

11. Financial Instruments

Fair value of financial instruments

At December 31, 2001 and 2000, the fair value of cash, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

The carrying values and estimated fair values of Eldorado's other financial instruments are as follows:

Carrying and Estimated fair values

		Carrying Amount	Estimated fair value
2001			
Financial Assets			
	Forward Gold Sales contracts	$ -	$ 100
	Investments	122	122
Financial Liabilities			
	Convertible debentures	$ 8,482	$ 6,309
	Long term debt	15,346	15,346
2000			
Financial Assets			
	Forward Gold Sales contracts	$ -	$ 4,300
	Foreign Exchange Purchase Commitments	-	(288)
	Investments	277	277
Financial Liabilities			
	Convertible debentures	$ 8,303	$ 5,949
	Long term debt	25,337	25,337

Expressed in Thousands of U.S. dollars except per share amounts

11. Financial Instruments (continued)

Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of gold hedge contracts. The Company's exposure to credit risk in the event of non-performance by counterparties in connection with its metal forward contracts is limited to the unrealized gains on outstanding contracts based on current market prices. Eldorado believes it has minimized credit risk by monitoring the financial conditions of its counterparties and dealing with large, creditworthy institutions.

12. Hedging Commitments

Gold hedging

At December 31, 2001, Eldorado's hedging program consists of the following spot deferred gold contracts.

	2002	2003	2004
Forward gold sales contracts (ounces)	8,118	-	-
Average price ($/oz.)	292	-	-
Deferred gain ($/oz.)	40	-	-
Total ($oz.)	332	-	-

The positions held by Eldorado are in the form of spot deferred contracts including 8,118 ounces to be delivered at a rate of 7,500 ounces per month, at a price of $292.

The mark to market value of the Company's hedge position at December 31, 2001 was $100 at a spot price of $278 per ounce using a contango rate of 1.20%

13. Taxes

Details of income tax expense related to operations are as follows:

		2001	2000
Income Taxes			
Recovery (Expense)			
Current			
	Canada	$ 158	$ 1,297
	Foreign	(313)	(278)
Future			
	Canada	(203)	(1,310)
	Foreign	-	-
		$ (358)	$ (291)

Expressed in Thousands of U.S. dollars except per share amounts

13. Taxes (continued)

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

	2001	2000
Statutory Rate	(44.62%)	45.62%
Losses not recognized net of income not subject to tax	16.53	45.06
Gain on disposition of subsidiary not taxable	-	(9.70)
Temporary differences not recorded	-	(70.86)
Non-deductible expense and other items	36.48	30.07
Effective income tax rate	8.39%	40.19%

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

2004	2008
$ 2,808	$ 2,944

In addition, the Brazilian subsidiaries have losses of $119,070, which can be used to offset taxable income and $99,552 which can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of income in any one year.

No recognition has been given in the accounts to the potential future benefits that may arise on utilization of tax losses.

Future income taxes, as at December 31, 2001, consist of the following temporary differences:

Liabilities	
Tax on undistributed earnings of a subsidiary	$ (178)

Additional temporary differences between the accounting and tax basis of assets and liabilities of $16,165 have not been recognized, as they are unlikely to be realized.

14. Commitments and Contingencies

As at December 31, 2001, Eldorado has the following commitments and contingencies:

Interest on withholding taxes

São Bento Mineraçao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,000.

15. Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2001 Eldorado had a single producing mine, São Bento with mining and exploration assets located in South America and Turkey. Hedging revenues have been proportionally allocated to the mines based upon their gold production.

Expressed in Thousands of U.S. dollars except per share amounts

15. Segmented Information (continued)

	Twelve months ended December 31 2001	Twelve months ended December 31 2000
Gold sales		
São Bento Mine	$ 33,523	$ 39,339
La Colorada Mine	-	12,116
	33,523	**51,455**
Operating costs		
São Bento Mine	22,753	22,656
La Colorada Mine	-	12,031
	22,753	**34,687**
Depletion, depreciation and amortization		
São Bento Mine	8,415	7,815
La Colorada Mine	-	3,223
	8,415	**11,038**
Corporate expenses, net of interest and other income	(5,756)	(4,705)
Exploration expense	(508)	(539)
Write down, disposals of investments and advances	(24)	(59)
Reorganization costs	(406)	-
Gain on disposals of mine property, plant and equipment	74	-
Gain on disposition of subsidiary	-	297
(Loss) profit before income taxes	**(4,265)**	**724**
Taxes		
Current	(155)	1,019
Future	(203)	(1,310)
Net (loss) income for the year	**$ (4,623)**	**$ 433**

Expressed in Thousands of U.S. dollars except per share amounts

15. Segmented Information (continued)

	2001	2000
Segment assets		
São Bento Mine	$ 78,855	$ 79,650
Total assets for reportable segments	**78,855**	**79,650**
Mineral properties and deferred development	30,673	29,442
Other	3,766	12,098
	$ 113,294	**$ 121,190**
Revenues by geographic area		
North America	$ 218	$ 12,790
South America	34,236	40,597
Turkey	13	30
	$ 34,467	**$ 53,417**
Net Earnings by geographic area		
North America	$ (6,292)	$ (8,629)
South America	1,994	9,191
Turkey	(222)	(152)
Australia	(103)	23
	$ (4,623)	**$ 433**
Assets by geographic area		
North America	$ 3,324	$ 11,308
South America	79,011	79,877
Turkey	30,959	30,004
Australia	-	1
	$ 113,294	**$ 121,190**

Expressed in Thousands of U.S. dollars except per share amounts

16. Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2001	2000
Operating activities		
Foregiveness of amounts owed by the company	$ -	$ (1,459)
	$ -	$ (1,459)
Investing activities		
Foregiveness of amounts owed by the company	$ -	$ 1,459
	$ -	$ 1,459
Financing activities		
Long term debt backend fees accrual	$ (494)	$ (405)
Increase in long term debt	494	405
Interest accrual on convertible debentures	179	159
Convertible debentures	(179)	(159)
	$ -	$ -

17. Subsequent events

On February 15, 2002 the Company completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrants. Each special warrant entitles the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado's Underwriters in respect of the sale of the special warrants, the agents will receive a cash commission, and compensation warrants exercisable, without payment of additional consideration, for that number of compensation options equal to 5,952,381 special warrants. The compensation options will be exercisable up until twelve months from the date of the final receipt for the final prospectus at an exercise price of $0.49 per special warrant. Gross proceeds from the placement were Cdn$25,000. On February 15, 2002 the funds were released upon receipt of shareholder approval satisfactory to the Toronto Stock Exchange.

On February 15, 2002 the Company, entered into an agreement (the "Seventh Amendment") with NM Rothschild where among other things, agreed to pay to NM Rothschild a principal payment on the loan facility of an amount equal to 50% of the net proceeds of the February 15, 2002 private placement. On February 19, 2002 a $7,470 principal payment was made to NM Rothschild. The Company further agreed to deposit $1,000 in the Company's Reserve Account, make an additional principal payment of $1,039 on March 31, 2002 and entered into a revised principal repayment schedule in which the Company will make monthly payments of $200 beginning on April 30, 2002 to December 31, 2002. The remaining loan balance of $3,400 net of Reserve Account balance is payable in 2003 in monthly installments.

B.C. Form 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)
Section 118(1) of the Securities Act (Alberta) (Form 27)
Section 84(1) Securities Act (Saskatchewan) (Form 25)
The Securities Act (Manitoba)
Section 75(2) of the Securities Act (Ontario) (Form 27)
Section 73 of the Securities Act (Quebec)
Section 76(2) Securities Act (Newfoundland) (Form 26)
Section 81(2) of the Securities Act (Nova Scotia) (Form 27)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Item 1. Reporting Issuer

The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

March 7, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on March 7, 2002 (ELD No. 02-08 to The Toronto Stock Exchange (the "TSE") and through approved public media.

Item 4. Summary of Material Change

The Company provides an update on the Company's present condition and plans for 2002.

Item 5. Full Description of Material Change

Financial

Following the completion of the Company's recently announced private placement, the proceeds, net of commission, in the amount of CDN$23.5 million were released to the Company on February 15, 2002. Subsequently, the Company reduced its debt by US$7.5 million and as of

March 31, 2002 plans a further reduction to a level of US$5.4 million. The estimated total cash balance at March 31, 2002 will be US$10.2 million.

We have now successfully achieved our previously stated principal objective of strengthening the Company's balance sheet in a manner beneficial to all stakeholders and we are actively developing Eldorado's superior assets in Brazil and Turkey.

São Bento

The recent elimination of energy restrictions in Brazil provides additional confidence in the Company's plan in 2002 to produce 105,000 ounces of gold at cash costs of US$185 per ounce. The repair of the Company's #2 Autoclave remains on schedule and is expected to be back in operation on March 18, 2002. The full cost of the repair, including business interruption coverage, has been recovered through payments from the Company's insurance provider.

Mining operations year to date are proceeding according to plan with mine grades averaging in excess of 9.0 g/t gold. Reduced plant throughput resulting from the #2 Autoclave repair has resulted in a 30,000 ton stockpile of ore on surface, to be processed during the balance of 2002.

Exploration and development drilling totalling 9,600 meters through 2002 is ongoing with two diamond drills operating on the mine's 23rd level. The program is designed to both extend and upgrade resources down to the mine's 30th level elevation (Figure 1).
The Company intends, following finalizing its agreement with Anglogold, to execute a 7,200 meter drill program below the 30th level elevation. The program is designed to confirm the depth up to 250 meters below the mine's 30th level elevation.

Brumal Project

With the ratification of the Option Agreement between the Company and Companhia Vale do Rio Doce ("CVRD") scheduled for mid March we are ready to commence our first work program on the Brumal property.

Drilling will commence in March with an initial 2,000 meter diamond drill program consisting of 6 holes designed to confirm and extend the previously identified mineralization within the BIF (Figure 2).

Drilling to date has located the mineralized horizon within the BIF, which has been demonstrated to depths of 500 meters below the surface. The deepest drill hole on the property intersected 13.3 g/t gold over a true width of 3.6 meters, at a depth of 475 meters from the surface. Three ore horizons similar to São Bento have been recognized close to the upper and lower contacts of the main iron formation. We believe the strong similarities between the BIF structure and composition at Brumal and São Bento indicate a potential to host mineralized structures of similar grades to São Bento.

Our initial objective is to validate the target resource necessary to make a production decision based on a shallow reserve accessible by a decline from surface; the present estimation of an initial target is 250,000-500,000 ounces.

The close proximity (within 5 km) of the Brumal Project to the São Bento metallurgical plant presents an opportunity for Eldorado to utilize the excess milling capacity available at São Bento which is ideally suited for treating Brumal ore.

Kisladag

A 3,400 meter deep drill program at the Kisladag Project (Figure 3) commenced this week. This program is designed to test the northern and southern flanks of the porphyry system and investigate higher-grade sulphide zones at depth with the objective to test the validity of a target in excess of the presently defined 6.7 million ounce resource. The program consists of 8 diamond core holes with planned depths up to a maximum of 450 meters. Results from the drilling will be incorporated in an updated resource estimate in May 2002. This work is part of the intensive work program intended to bring the Kisladag project to full feasibility in the first quarter 2003.

In addition, approximately 4,000 meters of reverse circulation drilling is planned for completion in the 3rd Quarter 2002 and is designed as further infill drilling for the Kisladag Feasibility Study. Concurrent with the drilling program, further metallurgical testwork and the Environmental Impact Study are proceeding.

Item 6. Reliance on Section 85(2) of the Act

Not applicable. The report is not being filed on a confidential basis.

Item 7. Omitted Information:

Not applicable. No significant fact remains confidential and no information has been omitted in this report.

Item 8. Senior Officer:

Dawn L. Moss
Corporate Secretary
Telephone: (604) 687-4018

Item 9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 12th day of March, 2002.

ELDORADO GOLD CORPORATION

By: */Dawn L. Moss/*
Name: Dawn L. Moss
Title: Corporate Secretary

ELDORADO GOLD
C O R P O R A T I O N

920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Tel: (604)687-4018 Fax: (604)687-4026

March 12, 2002

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Nova Scotia Securities Commission
The Toronto Stock Exchange
Industry Canada Corporation Director

Dear Sirs:

Re: Eldorado Gold Corporation

We advise the following with respect to the upcoming Meeting of the Shareholders for the subject Company:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue:	:	Common
3.	CUSIP Number	:	284902103
4.	Record Date	:	April 11, 2002
5.	Meeting Date	:	May 29, 2002
6.	Meeting Location	:	Vancouver

Yours truly

ELDORADO GOLD CORPORATION

/Dawn L. Moss/

Dawn L. Moss
Corporate Secretary

cc: June Glover, Senior Account Manager
Computershare Trust Company of Canada

Josh Lewis
Fasken Martineau DuMoulin LLP

April 19, 2002

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Commission des valeurs mobilieres du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange
Industry Canada - CBCA

Dear Sirs:

Re: Eldorado Gold Corporation

We confirm that the Restated Audited Financial Statements for the year ended December 31, 2001 were sent by pre-paid mail on April 19, 2002 to the registered shareholders who appear on the Supplemental Mailing List of Eldorado Gold Corporation.

Yours truly,

ELDORADO GOLD CORPORATION

/Earl W. Price/

Earl W. Price
Vice President, Finance

cc: June Glover, Montreal Trust Company of Canada (w/enclosures)

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